UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

Cleveland BioLabs, Inc.
(Name of Issuer)

Common Stock, par value $0.005
(Title of Class of Securities)

185860202
(CUSIP Number)

May 14, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this *
Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting * person's initial filing on this form with respect to the subject class of * securities, and for any subsequent amendment containing information which * would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be * deemed to be "filed" for the purpose of Section 18 of the Securities Exchange * Act of 1934 ("Act") or otherwise subject to the liabilities of that section of * the Act but shall be subject to all other provisions of the Act (however, * see the Notes).


SCHEDULE 13G
CUSIP No.	185860202

1 Names of Reporting Persons
  James W. Harpel

2 Check the appropriate box if a member of a Group (see instructions)
  (a) [_]
  (b) [_]

3 Sec Use Only

4 Citizenship or Place of Organization
  United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:
	5 Sole Voting Power
	  597,209

	6 Shared Voting Power
	  176,722

	7 Sole Dispositive Power
	  597,209

	8 Shared Dispositive Power
	  176,722

9 Aggregate Amount Beneficially Owned by Each Reporting Person
  773,931*

*James W. Harpel directly owns 592,209 shares of the Issuer's Common Stock. * 176,722 shares of the Issuer's Common Stock are owned by six trusts *
(the "Trusts") over which Mr. Harpel has Power of Attorney. As Power of * Attorney, Mr. Harpel shares with the trustees the power to vote or dispose the * shares held by the Trusts. Further, as the Power of Attorney of the Trusts, * Mr. Harpel may be deemed a beneficial owner, for purposes of Section 13(d) of * the Act of any securities of the Issuer beneficially owned by the Trusts. *
Mr. Harpel disclaims beneficial ownership of the securities reported in this *
Schedule 13G Statement ("Statement") that belong to the Trusts other than for * the purpose of determining his obligations under Section 13(d) of the Act, and * the filing of the Statement shall not be deemed an admission that Mr. Harpel * is or was the beneficial owner for any other purpose.

10 Check box if the aggregate amount in row (9) excludes certain shares * (See Instructions)
   [_]

11 Percent of class represented by amount in row (9)
   6.8%*

*Based upon 11,298,239 shares of the Issuer's common stock outstanding on * October 31, 2019, as reported by Cleveland BioLabs, Inc. in its Quarterly * Report on Form 10-Q filed on November 14, 2019.

12 Type of Reporting Person (See Instructions)
   IN

Item 1.
	(a) Name of Issuer:
	    Cleveland BioLabs, Inc.

	(b) Address of Issuer's Principal Executive Offices:
	    73 High Street
	    Buffalo, NY 14203

Item 2.
	(a) Name of Person Filing:
	    James W. Harpel

	(b) Address of Principal Business Office or, if None, Residence:
	    Palm Beach Capital
	    525 South Flagler Drive, Suite 201
	    West Palm Beach, FL 33401

	(c) Citizenship:
	    United States Citizen

	(d) Title and Class of Securities:
	    Common Stock, par value $0.005

	(e) CUSIP No.:
	    185860202

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or *
240.13d-2(b) or (c), check whether the person filing is a:
	(a) [_] Broker or dealer registered under Section 15 of the Act;
	(b) [_] Bank as defined in Section 3(a)(6) of the Act;
	(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
	(d) [_] Investment company registered under Section 8 of the Investment *
Company Act of 1940;
	(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f) [_] An employee benefit plan or endowment fund in accordance with *
Rule 13d-1(b)(1)(ii)(F);
	(g) [_] A parent holding company or control person in accordance with *
Rule 13d-1(b)(1)(ii)(G);
	(h) [_] A savings association as defined in Section 3(b) of the Federal *
Deposit Insurance Act (12 U.S.C. 1813);
	(i) [_] A church plan that is excluded from the definition of an investment *
company under section 3(c)(14) of the Investment Company Act of 1940;
	(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a *
non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please *
specify the type of institution: ____

Item 4. Ownership
	(a) Amount Beneficially Owned:
	    773,931*

*James W. Harpel directly owns 592,209 shares of the Issuer's Common Stock. * 176,722 shares of the Issuer's Common Stock are owned by six trusts *
(the "Trusts") over which Mr. Harpel has Power of Attorney. As Power of * Attorney, Mr. Harpel shares with the trustees the power to vote or dispose the * shares held by the Trusts. Further, as the Power of Attorney of the Trusts, * Mr. Harpel may be deemed a beneficial owner, for purposes of Section 13(d) of * the Act of any securities of the Issuer beneficially owned by the Trusts. *
Mr. Harpel disclaims beneficial ownership of the securities reported in this *
Schedule 13G Statement ("Statement") that belong to the Trusts other than for * the purpose of determining his obligations under Section 13(d) of the Act, and * the filing of the Statement shall not be deemed an admission that Mr. Harpel * is or was the beneficial owner for any other purpose.

	(b) Percent of Class:
	    6.8%*

*Based upon 11,298,239 shares of the Issuer's common stock outstanding on * October 31, 2019, as reported by Cleveland BioLabs, Inc. in its Quarterly * Report on Form 10-Q filed on November 14, 2019.

	(c) Number of shares as to which such person has:
		(i) Sole power to vote or to direct the vote:
		597,209

		(ii) Shared power to vote or to direct the vote:
		176,722

		(iii) Sole power to dispose or to direct the disposition of:
		 597,209

		(iv) Shared power to dispose or to direct the disposition of:
		 176,722

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof * the reporting person has ceased to be the beneficial owner of more than five * percent of the class of securities, check the following [_].

Item 6. Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the * security being reported on by the parent holding company or control person.
	Not applicable.

Item 8. Identification and classification of members of the group.
	Not applicable.

Item 9. Notice of Dissolution of Group.
	Not applicable.

Item 10. Certifications.
	By signing below I certify that, to the best of my knowledge and belief, the *
securities referred to above were not acquired and are not held for the *
purpose of or with the effect of changing or influencing the control of the *
issuer of the securities and were not acquired and are not held in connection *
with or as a participant in any transaction having that purpose or effect, *
other than activities solely in connection with a nomination under *
s. 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify * that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2020

By: /s/ James W. Harpel
   _____________________
	James W. Harpel